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[logo]     IBM de Colombia S.A.
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Bogota, July 26th, 2000





TO WHOM IT MAY CORRESPOND




By Global Datatel's request we would like to inform you that Global Datatel of Colombia S. A. is an IBM Colombia's Business Partner, with the category of "Solution Provider - Advanced Business Partner with added value" for IBM's HW, SW and services.

Global Datatel of Colombia has IBM Colombia's support to develop commercial and services activities including:

- IBM's SW consulting
- Distribution assistance
- Technical and sales education
- Marketing and promotion materials
- Access to IBM's information systems.

If a customer orders products and services to IBM through Solution Providers, like Global Datatel of Colombia S.A, IBM will give technical support and warranties according to the product specifications.

Sincerely Yours,




/s/ CLAUDIA BOTERO
CLAUDIA BOTERO
Client Rep Business Partner
Phone (571) 628-1669